UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

ADAMS GOLF, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

006228-20-9

(CUSIP Number)

Attn: Pamela J. High

Adams Golf, Inc.

2801 E. Plano Parkway, Plano, Texas 75074

(972) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006228-20-9

(1)	Names of Reporting Persons Oliver G. (Chip) Brewer III
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF, OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed to amend the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Adams Golf, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission by the reporting person on February 14, 2008, as amended by that certain Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on September 20, 2010, and that certain Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on March 1, 2012 (as amended, the “Schedule 13D”). This Amendment No. 3 to Schedule 13D is being filed to report the conversion of the shares of Common Stock held by the reporting person into the right to receive $10.80 per share in cash pursuant to that certain Agreement and Plan of Merger, dated as of March 18, 2012 (the “Merger Agreement”), by and among Taylor Made Golf Company, Inc. (“Taylor Made”), Apple Tree Acquisition Corp., a wholly owned subsidiary of Taylor Made (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, on June 1, 2012, Merger Sub merged with and into the Issuer, the separate corporate existence of Merger Sub ceased, and the Issuer continued as the surviving corporation (the “Merger”). As a result of the Merger, the reporting person ceased to be a beneficial owner of more than five percent of the shares of Common Stock on June 1, 2012. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

This statement is filed by and on behalf of Oliver G. (Chip) Brewer III. The principal address of the reporting person is 2180 Rutherford Road, Carlsbad, California 92008. The reporting person’s principal occupation is serving as President and Chief Executive Officer of Callaway Golf Company. During the last five years, the reporting person has not been convicted in a criminal proceeding, and was not a party to a civil proceeding, required to be disclosed herein. The citizenship of the reporting person is stated in Item 6 on the cover page(s) hereto.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 1, 2012, pursuant to the Merger Agreement, and upon satisfaction of the conditions set forth therein, the Issuer was merged with and into Merger Sub, with the Issuer surviving as a wholly owned subsidiary of Taylor Made. As consideration for the Merger, the 842,400 shares of Common Stock held by the reporting person, including 75,000 restricted shares of Common Stock that, in accordance with the Separation Agreement, vested in full upon consummation of the Merger, were automatically cancelled and converted into the right to receive $10.80 per share in cash, for aggregate proceeds to the reporting person of $9,097,920.00.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of the Common Stock beneficially owned by the reporting person is stated in Items 11 and 13 on the cover page(s) hereto.

(b) (i) sole power to vote or to direct the vote:

  See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

  See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Except for the transactions described in Item 4, no transactions in shares of Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting person.

(d) Not applicable.

(e) Pursuant to the transactions described in Item 4, the reporting person ceased to be a beneficial owner of more than five percent of the shares of Common Stock on June 1, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Pursuant to the terms of the Separation Agreement, 75,000 restricted shares of Common Stock held by the reporting person vested in full upon the consummation of the Merger.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit No.	Description of Exhibit
99.1	Description of Employment Agreement (incorporated herein by reference from the description of the employment agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed on January 3, 2008 by Adams Golf, Inc. with the Commission).

99.2	Description of Amendment to Employment Agreement (incorporated herein by reference from the description of amendment to the employment agreement under Item 1.01 of the Form 8-K dated November 3, 2009 and filed November 6, 2009 by Adams Golf, Inc. with the Commission).

99.3	Description of Stock Options (incorporated herein by reference from the description of the stock options in the proxy statement filed on April 9, 2010 by Adams Golf, Inc. with the Commission).

99.4	Form of Option Agreement under the 2002 Stock Option Plan of Adams Golf, Inc. (previously filed as Exhibit 4.2 to the Form S-8 filed February 9, 2004 by Adams Golf, Inc., File No. 333-112622, and incorporated herein by reference).

99.5	Restricted Stock Award Agreement, dated as of March 13, 2008, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 99.5 to the Amendment No. 1 to Schedule 13D filed on September 20, 2010, File No. 005-55769, and incorporated herein by reference).

99.6	Restricted Stock Award Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 99.6 to the Amendment No. 1 to Schedule 13D filed on September 20, 2010, File No. 005-55769, and incorporated herein by reference).

99.7	Executive Employment Agreement, dated as of December 31, 2007, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.9 to the Quarterly Report on Form 10-Q for quarter ended March 31, 2009 filed on May 13, 2009, File No. 001-33978, and incorporated herein by reference).

99.8	Amendment to Executive Employment Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on November 6, 2009, File No. 001-33978, and incorporated herein by reference).

99.9	Separation Agreement and Release, dated as of February 24, 2012, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 28, 2012, File No. 001-33978, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2012	OLIVER G. (CHIP) BREWER III

	By:	/s/ Oliver G. (Chip) Brewer III
	Name:	Oliver G. (Chip) Brewer III

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Description of Employment Agreement (incorporated herein by reference from the description of the employment agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed on January 3, 2008 by Adams Golf, Inc. with the Commission).

99.2	Description of Amendment to Employment Agreement (incorporated herein by reference from the description of amendment to the employment agreement under Item 1.01 of the Form 8-K dated November 3, 2009 and filed November 6, 2009 by Adams Golf, Inc. with the Commission).

99.3	Description of Stock Options (incorporated herein by reference from the description of the stock options in the proxy statement filed on April 9, 2010 by Adams Golf, Inc. with the Commission).

99.4	Form of Option Agreement under the 2002 Stock Option Plan of Adams Golf, Inc. (previously filed as Exhibit 4.2 to the Form S-8 filed February 9, 2004 by Adams Golf, Inc., File No. 333-112622, and incorporated herein by reference).

99.5	Restricted Stock Award Agreement, dated as of March 13, 2008, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 99.5 to the Amendment No. 1 to Schedule 13D filed on September 20, 2010, File No. 005-55769, and incorporated herein by reference).

99.6	Restricted Stock Award Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 99.6 to the Amendment No. 1 to Schedule 13D filed on September 20, 2010, File No. 005-55769, and incorporated herein by reference).

99.7	Executive Employment Agreement, dated as of December 31, 2007, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.9 to the Quarterly Report on Form 10-Q for quarter ended March 31, 2009 filed on May 13, 2009, File No. 001-33978, and incorporated herein by reference).

99.8	Amendment to Executive Employment Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on November 6, 2009, File No. 001-33978, and incorporated herein by reference).

99.9	Separation Agreement and Release, dated as of February 24, 2012, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 28, 2012, File No. 001-33978, and incorporated herein by reference).